BALATON POWER INC.

Consolidated Financial Statements
(Expressed in US Dollars)
(Unaudited - Prepared by Management)

June 30, 2011 and 2010

Balaton Power Inc.
Consolidated Financial Statements
Index

MANAGEMENT'S COMMENTS ON UNAUDITED
INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

Balaton Power Inc.
Consolidated Balance Sheets
(Expressed in US Dollars)
(Unaudited - Prepared by Management)

ASSETS
	June 30, 2011 (Unaudited)	December 31, 2010 (Audited)
Current
Cash	$ 8,827	$ 32,357
Accounts receivable	12,854	34,537
Total current assets	21,681	66,894
Voisey's Bay property (Note 4)	766,523	369,304
Total assets	$ 788,204	$ 436,198
LIABILITIES
Current
Accounts payable and accrued liabilities (Note 5)	$ 452,210	$ 417,072
Accounts payable - Related Parties (Note 6)	9,512	9,512
Total current liabilities	461,722	426,584
Convertible debentures payable	240,000	240,000
SHAREHOLDERS' EQUITY
Common stock, no par value, unlimited shares authorized, 129,141,070 and 123,941,070 shares issued and outstanding, respectively (Note 7)	6,391,026	6,024,026
Share subscriptions	54,000	-
Additional paid in capital	3,014,462	3,014,462
Deficit	(9,373,006)	(9,268,874)
Total shareholders' equity (deficit)	86,482	(230,386)
Total liabilities and shareholders' equity (deficit)	$ 788,204	$ 436,198

Approved by the board	Approved by the board
Director (signed) "Paul Preston"	Director (signed) "Michael Rosa"

Balaton Power Inc.
Consolidated Statements of Income and Retained Earnings
(Expressed in US Dollars)
(Unaudited - Prepared by Management)
For the Six Months Ended June 30, 2011 and and 2010

	Three Months Ended		Six Months Ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Revenue	-	-	-	-
Expenses
Administration and general	15,860	2,339	32,939	29,469
Professional fees	23,693	13,185	59,193	38,504
Consulting fees	-	15,000	-	30,000
Interest	6,000	-	12,000	-
	45,553	30,524	104,132	97,973
Net income and comprehensive loss	$ (45,553)	$ (30,524)	(104,132)	(97,973)
Loss per common share - Basic and diluted	$ 0.00	$ 0.00	$ 0.00	$ 0.00
Weighted average number of common shares basic and diluted	128,257,737	87,817,209	128,257,737	87,817,209

Balaton Power Inc.
Consolidated Statements of Cash Flows
(Expressed in US Dollars)
(Unaudited - Prepared by Management)
For the Six Months Ended June 30, 2011 and and 2010

	Three Months Ended		Six Months Ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Cash provided by (used in):
Operating activities
Net income	$ (45,553)	$ (30,524)	$ (104,132)	$ (97,973)
Changes in non-cash working capital components
Accounts payable and accrued liabilities	32,913	(83,629)	35,183	(57,415)
Accounts payable related parties	-	(13,000)	-	8,389
Accounts receivable	24,236	-	21,638	-
	11,596	(127,153)	(47,311)	(146,999)
Investing activities
Voisey's Bay property	(37,616)	-	(97,219)	-
Financing activities
Exercise of purchase warrants	3,000	50,000	67,000	-
Subscriptions received	18,000	-	54,000	130,000
Loans payable	-	-	-	15,000
	21,000	50,000	121,000	145,000
Net increase in cash	(5,020)	(77,153)	(23,530)	(1,999)
Cash, beginning of period	13,847	88,152	32,357	12,998
Cash , end of period	$ 8,827	$ 10,999	$ 8,827	$ 10,999
Supplementary information:
Interest paid	$ -	$ -	$ -	$ -
Income taxes paid	$ -	$ -	$ -	$ -

Balaton Power Inc.
Consolidated Statement of Stockholders' Deficit
(Expressed in US Dollars)
(Unaudited - Prepared by Management)

	Common Shares		Share Subscriptions	Paid in Capital	(Deficit)	Accumulated Total
	Number	No Par Value
Balance as of December 31, 2009	95,726,070	$ 5,679,967	$ -	$ 2,512,314	$ (8,826,957)	$ (634,676)
Share units issued in private placements for cash (net of finders' fee)	20,665,000	88,593	-	424,357	-	512,950
Shares issued per Voisey's Bay Option Right	3,000,000	120,000	-	-	-	120,000
Shares issued in exercise of warrants	4,500,000	135,000	-	-	-	135,000
Share based compensation	-	-	-	76,757	-	76,757
Shares issued for finder's fee	50,000	466	-	1,034	-	1,500
Net loss for the period ended December 31, 2010	-	-	-	-	(441,917)	(441,917)
Balance as of December 31, 2010	123,941,070	6,024,026	-	3,014,462	(9,268,874)	(230,386)
Shares issued for Voisey's Bay Option agreement	3,000,000	300,000	-	-	-	300,000
Shares issued in exercise of warrants	2,200,000	67,000	-	-	-	67,000
Share subscriptions	-	-	54,000	-	-	54,000
Net loss for the period ended June 30, 2011	-	-	-	-	(104,132)	(104,132)
Balance as of June 30, 2011	129,141,070	$ 6,391,026	$ 54,000	$ 3,014,462	$ (9,373,006)	$ 86,482

Balaton Power Inc.
Notes to Consolidated Financial Statements
(Expressed in US Dollars)
(Unaudited - Prepared by Management)
For the Six Months Ended June 30, 2011 and and 2010

1.         Incorporation and nature of operations

Balaton Power, Inc. ("Balaton" or the "Company") was incorporated under the British Columbia Business Corporation Act under the laws of the Province of British Columbia on June 25, 1986. On October 31, 2002, Continental Resources (USA) LTD. ("CRL") became a wholly-owned subsidiary of Balaton. CRL was originally incorporated in July of 1997 under the laws of the State of Delaware, USA and was reincorporated in July of 2004 under the laws of the state Nevada, USA.

The Company's principal business is focused on the exploration of a bauxite deposit in the State of Orissa in India and the exploration of a nickel mine in the Voisey's Bay property in northern Labrador, Canada. The Company is currently seeking approval from the State of Orrisa Government for a joint venture agreement relating to the bauxite deposit.

2.         Basis of presentation and going concern uncertainty

The accompanying consolidated financial statements include the accounts of Balaton and CRL (collectively the "Company"). All inter-company balances and transactions have been eliminated in consolidation.

The Company prepares its consolidated financial statements in conformity with generally accepted accounting principles of the United States of Amercia.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of exploration properties and the Company's continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary, or alternatively upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write downs of the carrying values.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. These financial statements do not include adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

Balaton Power Inc.
Notes to Consolidated Financial Statements
(Expressed in US Dollars)
(Unaudited - Prepared by Management)
For the Six Months Ended June 30, 2011 and and 2010

3.          Significant accounting policies

Accounting estimates

The preparation of financial statements in conformity with generally accepted accounting principles of the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates and assumptions.

Cash and cash equivalents

Cash and cash equivalents include deposits at Canadian and United States financial institutions. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Mineral property

The Company expenses all exploration costs incurred on properties other than acquisition costs prior to the establishment of proven and probable reserves. The Company performs evaluations of its assets to assess the recoverability of its investments in these assets. All long-lived assets are reviewed for impairment whenever events or circumstances change which indicate the carrying amount of an asset may not be recoverable utilizing established guidelines based upon discounted future net cash flows from asset or upon the determination that certain exploration properties do not have sufficient potential for economic mineralization.

Costs related to the acquisition, exploration, development and inherent costs to the management of the mineral properties are capitalized by property until the commencement of commercial production. If commercially profitable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized on the unit of production method. If it is determined that capitalized acquisition, exploration and development costs are not recoverable over the estimated economic life of the property, or the project is abandoned, the project is written down to its net realizable value. Recovery of the amounts recorded under mineral properties is dependent upon the ability of the Company to obtain the financing needed to complete the development, and future profitable production or proceeds from the disposal thereof. The amount shown for mineral property does not necessarily reflect future or present values.

Stock-based compensation

The Company records stock-based compensation in accordance with ASC 718 "Compensation-Stock Compensation", which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based awards made to employees and directors, including stock options.

ASC 718 requires companies to estimate the fair value of share-based awards on the date of grant using an option-pricing model. The Company uses the Black-Scholes option-pricing model as its method of determining fair value. The model is affected by the Company's stock price as well as assumptions regarding a number of subjective variables. These subjective variables include, but are not limited to the Company's expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviours. The value of the portion of the award that is ultimately expected to vest is recognized as an expense in the statement of operations over the requisite service period.

Balaton Power Inc.
Notes to Consolidated Financial Statements
(Expressed in US Dollars)
(Unaudited - Prepared by Management)
For the Six Months Ended June 30, 2011 and and 2010

3.          Significant accounting policies (cont'd)

Earnings (loss) per share

Basic earnings (loss) per share are computed by dividing the earnings (loss) for the period by the weighted average number of common shares outstanding during the period, including contingently issuable shares which are included when the conditions necessary for issuance have been met. Diluted earnings per share is calculated in a similar manner, except that the weighted average number of common shares outstanding is increased to include potentially issuable common shares from the assumed exercise of common share purchase options and warrants, if dilutive. The number of additional shares included in the calculation is based on the treasury stock method for options and warrants. Diluted loss per share has not been provided as it would be anti-dilutive.

Foreign currency translation

The Company uses the United States Dollar as its functional currency. The Company accounts for foreign currency transactions in accordance with SFAS No. 52, "Foreign Currency Translation" (ASC 830). Monetary assets and liabilities denominated in foreign currencies are translated into United States Dollars at the period-end exchange rates. Non-monetary assets and liabilities are translated at the historical rates in effect when the assets were acquired or obligations incurred. Transactions occurring during the period are translated at rates in effect at the time of the transaction. The resulting foreign exchange gains and losses are included in operations.

Fair value of financial instruments

ASC 820 "Fair Value Measurements and Disclosures" requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 prioritizes the inputs into three levels that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities;

Level 2 - Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable; and

Level 3 - Unobservable inputs that are supported by little or no market activity, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricings.

The Company's financial instruments consist principally of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities. Pursuant to SFAS No. 157 (ASC 820), the fair value of our cash and cash equivalents is determined based on "Level 1" inputs, which consist of quoted prices in active markets for identical assets. The Company believes that the recorded values of all of the other financial instruments approximate their current fair values because of their nature and respective maturity dates or durations.

The Company's financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk and interest risk.

Balaton Power Inc.
Notes to Consolidated Financial Statements
(Expressed in US Dollars)
(Unaudited - Prepared by Management)
For the Six Months Ended June 30, 2011 and and 2010

3.         Significant accounting policies (cont'd)

Currency risk

The Company's property interests in India make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company's financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the US Dollar, the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks.

Credit risk

The Company's cash and cash equivalents are held in Canadian and U.S. financial institutions. The Company does not have any asset-backed commercial paper in its cash and cash equivalents. The Company's accounts receivable consists primarily of goods and services tax due from the federal government of Canada.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

Accounts payable and accrued liabilities and advances payable are due within the current operating period.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of the cash and cash equivalents is limited because they are generally held to maturity.

Commodity price risk

The ability of the Company to develop its mineral properties and the future profitability of the Company is directly related to the market price of aluminum. The Company closely monitors commodity prices to determine the appropriate course of action to be taken.

Concentration of credit risk

The Company places its cash and cash equivalent with high credit quality financial institution.

Balaton Power Inc.
Notes to Consolidated Financial Statements
(Expressed in US Dollars)
(Unaudited - Prepared by Management)
For the Six Months Ended June 30, 2011 and and 2010

3.          Significant accounting policies (cont'd)

Income taxes

The Company accounts for income income taxes using the asset and liability method in accordance with ASC 740, "Income Taxes". The asset and liability method provides that deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company records a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized.

Reclassification

Certain amounts in the consolidated financial statements for the prior years have been reclassified to conform with 2011 presentation.

4.          Voisey's Bay property

The Company has entered into an agreement dated July 27, 2010 as amended and restated on March 3, 2011 (the "Purchase of Options Right Agreement") with JAL Exploration Inc. ("JAL") pursuant to which the Company has purchased the right (the "Right") to enter into a subsequent option agreement (the "Option Agreement") and obtain two property options (the "Options") relating to three mineral rights licenses comprising 200 claims and approximately 5,000 hectares located on the east coast of northern Labrador, Canada known as the Voisey's Bay West Property(the "Property"). JAL is owned by a minority shareholder.

The Right

The Right, if exercised by the Company, allows the Company the opportunity to enter into the Option Agreement, with the Option Agreement providing the Company options to acquire up to an undivided 80% interest in the Property, subject to a 2% NSR (Net Smelter Royalty). The Company is to pay the purchase price for the Right by:

1.     Paying $30,000 at the signing of the Purchase of Options Right Agreement, or by no later than July 27, 2010 (which payment has been made);
2.      Issuing 3,000,000 common shares of the Company (the "Shares") by July 30, 2010 (which shares have been issued); valued at $120,000.
3.      Paying $30,000 by August 15, 2010 (which payment has been made);
4.      Paying $40,000 by August 31, 2010 (which payment has been made);
5.      Spending no less than $150,000 in exploration expenditures on the Property by December 31, 2010; (which expenditures have been made);
6.      Reimbursing JAL for its expenses incurred in the application for the approval of the 2010 work program. Expenses accrued at December 31, 2010 and paid in February 2011 in the amount of $8,229 and recorded as Voisey's Bay Property Cost.

Balaton Power Inc.
Notes to Consolidated Financial Statements
(Expressed in US Dollars)
(Unaudited - Prepared by Management)
For the Six Months Ended June 30, 2011 and and 2010

4.         Voisey's Bay property (cont'd)

On March 4, 2011, the Company exercised the Right and thereby entered into the Option Agreement with JAL for a payment of $25,000.

The Options

Pursuant to the terms of the Option Agreement, the Company may acquire up to an 80% interest in the Property, subject to a 2% NSR, in up to two phases. In phase one (the "First Option"), the Company will acquire a 55% interest in the Property by, among other things:

1.     Upon entering into the Option Agreement, but by no later than March 4, 2011, issuing 3,000,000 common shares; (3,000,000 shares were issued in March 2011 at $0.10 per share)
2.      Paying a total of $200,000 by December 31, 2013;
3.      Issuing an additional 9,000,000 common shares by December 31, 2013;
4.     Spending no less than $4,000,000 in exploration expenditures on the Property by December 31, 2013;
5.     Upon notice of exercise of the First Option, but no later than March 31, 2014, issuing an amount of Shares equal to 10% of the then issued and outstanding capital of the Company;
6.     Causing a pre-feasibility report pertaining to the Property to be prepared by June 30, 2014; and
7.     Causing the Shares to be listed on either the Canadian National Stock Exchange, the Toronto Stock Exchange or the TSX Venture Exchange by February 28, 2012.
In phase two (the "Second Option"), the Company will acquire a further 25% interest (for an aggregate 80% interest) in the Property by, among other things:
1.     Paying a total of 400,000 by July 31, 2016;
2.     Issuing an additional 10,000,000 common shares by July 31, 2015;
3.     Upon notice of exercise of the Second Option, but no later than December 31, 2016, issuing an amount of Shares equal to 10% of the then issued and outstanding capital of the Company;
4.     Causing a feasibility report pertaining to the Property to be prepared by December 31, 2016; and
5.     Arranging for a semi-carried financing relating to the further development of the Property by December 31, 2017 and having the funding advanced to JAL by March 31, 2018.

At any time after completion of the First Option, the Company may elect not to acquire any further interest in the Property and immediately form a joint venture with JAL to further explore and develop the Property.

Balaton Power Inc.
Notes to Consolidated Financial Statements
(Expressed in US Dollars)
(Unaudited - Prepared by Management)
For the Six Months Ended June 30, 2011 and and 2010

5.        Accounts payable and accrued liabilities

	2011	2010
Accounts payable - trade	$ 336,710	$ 322,593
Lawsuit settlement liability	73,135	73,135
Accrued interest	18,115	6,115
Accrued management fees	24,250	7,000
Accrued Voisey's Bay reimbursement	-	8,229
	$ 452,210	$ 417,072

6.         Related party transactions

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Related party payables consist of the following at June 30, 2011 and December 31, 2010:

	2011	2010
Payable to an affiliate owned by a shareholder	$ 9,512	$ 9,512

In October 2009 the Company entered into management agreements with its Chief Executive and Chief Financial Officers. Each agreement is for an initial one year term and will automatically renew annually. Management fees paid to these individuals aggregated $24,000 (2010 - $Nil) for the period ended June 30, 2011.

7.         Common stock

On July 27, 2010, the Company entered into an agreement (the "Purchase of Options Right Agreement") with JAL Exploration Inc. (JAL) pursuant to which the Company has purchased the right (the "Right") to enter into a subsequent option agreement (the "Option Agreement") and obtain two property options (the "Options") relating to three mineral rights licenses comprising 200 claims and approximately 5,000 hectares located on the east coast of northern Labrador, Canada known as Voisey's Bay West Property (the "Property"). Under the terms of the "Right", the Company issued 3,000,000 common shares to JAL on July 27, 2010. The shares were measured at their fair value at the grant date ($0.04/sh).

On March 4, 2011, the company exercised the "Right" with JAL and entered the "Option Agreement" for $25,000 and obtained two property "Options" relating to three mineral rights licenses as detailed above.

During the period ended March 31, 2011, the Company issued 3,000,000 common shares to JAL as part of the terms of the "Option Agreement". The shares were measured at their fair value at the grant date ($0.10/sh).

Balaton Power Inc.
Notes to Consolidated Financial Statements
(Expressed in US Dollars)
(Unaudited - Prepared by Management)
For the Six Months Ended June 30, 2011 and and 2010

7.         Common stock (cont'd)

On April 14, 2011, the Company entered into Flow Through Unit Subscription Agreement to issue 500,000 Flow Through Units for US $0.03 per unit, for an aggregate amount of $15,000. Each Flow Through Unit consists of one flow-through common share (a "FT share") and one non-flow-through common share purchase warrant. Each purchase warrant entitling the holder to acquire one common share of the Company (a "Warrant Share") for a period of one year at a price of $0.04 per warrant share. An agregate amount of $15,000 is included in share subscription in equity.

On February 1, 2011 the Company entered into Flow Through Unit Subscription Agreement to issue 1,200,000 Flow Through Units for US $0.03 per unit, for an aggregate amount of $36,000. Each Flow Through Unit consists of one flow-through common share (a "FT share") and one non-flow-through common share purchase warrant. Each purchase warrant entitling the holder to acquire one common share of the Company (a "Warrant Share") for a period of one year at a price of $0.04 per warrant share. An aggregate amount of $36,000 is included in share subscriptions in equity.

During 2010, the Company completed a private placement whereby 9,000,000 units were issued at US $0.02 per unit for gross cash proceeds of $180,000. Each unit consists of one common share of the Company and two share purchase warrants (an A warrant and a B warrant, respectively). Each A Warrant is exercisable to purchase one additional common share of the Company at an exercise price of US $0.03 until July 27, 2011 and each B Warrant is exercisable to purchase on additional common share of the Company at an exercise price of US $0.03 until July 27, 2012. The fair value of the 9,000,000 A and B warrants has been estimated using the Black-Scholes Option Pricing Model. Refer to the warrant and option table below for the details of the variable assumptions and the allocation to contributed surplus.

During 2010, the Company completed a private placement whereby 11,465,000 units were issued at US $0.03 per unit for gross cash proceeds of $343,950. Each unit consists of one common share of the Company and one share purchase warrant (a "Warrant"). Each Warrant is exercisable to purchase one additional Common Share at an exercise price of US $0.04 until September 29, 2011. Finders' fees of US $16,000 in cash and 647,500 finder's share purchase warrants were issued pursuant to the first tranche private placement. The finder's share purchase warrants are subject to the same terms as the Unit Warrants. In addition, compensation was issued in the form of 50,000 Units, subject to the same terms as the first tranche private placement units. The securities contain a holding period expiring January 30, 2011.

During 2010, the Company granted to its directors an aggregate of 1,100,000 options at an exercise price of US $0.05. The options expire on August 6, 2015.

During 2010, the Company issued a total of 4,500,000 shares at $0.03 per warrant exercised for cash proceeds of $135,000.

In October 2010, the Company completed a private placement whereby 200,000 units were issued at $0.03 per unit for gross cash proceeds of $6,000. Each unit consists of one common share of the Company and one share purchase warrant. Each warrant exercisable to purchase one additional common share of the Company at an exercise price of US $0.04 until September 29, 2011.

Balaton Power Inc.
Notes to Consolidated Financial Statements
(Expressed in US Dollars)
(Unaudited - Prepared by Management)
For the Six Months Ended June 30, 2011 and and 2010

7.          Common stock (cont'd)

The fair value of warrants and options issued during 2010 using Black-Scholes options pricing model with the following assumptions.
Class of Warrants/ Options	Number of Warrants /Options Issued	Risk free interest rate	Dividend Yield	Volatility	Strike Price	Expected Life (in Years)	Fair Value credited to Contributed Surplus
Options
Option	1,100,000	1.42%	0	258.36%	$0.05	5	$ 76,757
Warrants
A	9,000,000	1.42%	0	266.68%	$0.03	1	65,941
B	9,000,000	1.42%	0	266.68%	$0.03	2	74,201
A	11,465,000	1.42%	0	232.89%	$0.04	1	237,177
A	647,500	1.42%	0	232.89%	$0.04	1	43,149
A	50,000	1.42%	0	232.89%	$0.04	1	1,034
B	200,000	1.38%	0	213.46%	$0.04	1	11,054
	30,362,500						$ 432,556

Warrants
Balance, December 31, 2009	18,000,000
Issued in 2010	30,362,500
Expired	(4,500,000)
Exercised	(4,500,000)
Balance, December 31, 2010	39,362,500
Exercised	(2,200,000)
Balance, June 30, 2011	37,162,500

At June 30, 2011, the following warrants were outstanding:

Number	Price	Expiration
6,900,000	$ 0.03	July 27, 2011
9,000,000	0.03	July 27, 2012
2,000,000	0.03	July 23, 2011
6,000,000	0.03	August 20, 2011
1,000,000	0.03	October 16, 2011
11,415,000	0.04	September 29, 2011
647,500	0.04	September 29, 2011
200,000	0.04	October 21, 2011
37,162,500

Balaton Power Inc.
Notes to Consolidated Financial Statements
(Expressed in US Dollars)
(Unaudited - Prepared by Management)
For the Six Months Ended June 30, 2011 and and 2010

8.         Stock-based compensation

On December 22, 2010, the Company adopted a new stock option plan to replace the existing plan. The Option Plan, is a rolling plan, and a maximum of ten percent (10%) of the issued and outstanding Common Shares of the Company at the time an option is granted, less Common Shares reserved for issuance on exercise of options then outstanding under the New Plan, are reserved for options to be granted at the discretion of the Board to eligible optionees. When the Option plan was approved at the 2010 AGM, all outstanding options under the 2004 Plan were rolled into and deemed granted under the Option Plan.

The new option plan is subject to certain restrictions limiting the number of options granted to any one director, employee, consultant or consultant company in any twelve month period to a percentage of the outstanding shares at the date of grant unless it has obtained a majority approval by shareholders.

Options granted under the new option plan are non-assignable and non-transferable and are issuable for a period of up to ten years.

A summary of the status of the Company's employee stock option plan as of June 30, 2011 and 2010 and changes during the periods then ended are as follows:

	Number of options	2011 Weighted Average Exercise Price	Number of options	2010 Weighted Average Exercise Price
Outstanding, beginning and end of period	1,600,000	$ 0.06	700,000	0.12
Options exercisable, beginning and end of period	1,600,000	$ 0.06	700,000	$ 0.12

At June 30, 2011, the following employee stock options were outstanding:

Amount	Price	Expiry
500,000	0.065	August 20, 2014
1,100,000	0.065	August 6, 2015
1,600,000

Balaton Power Inc.
Notes to Consolidated Financial Statements
(Expressed in US Dollars)
(Unaudited - Prepared by Management)
For the Six Months Ended June 30, 2011 and and 2010

9.        Contingent liabilities

On February 21, 2001, Ronald Brown, a former President of the Company, filed a lawsuit for wrongful termination against the Company. On September 1, 2005, the Company entered into a settlement agreement with Mr. Brown. The agreement entitled Mr. Brown to $100,000 (which has been paid) and 0.5% of any proceeds received by the Company or its subsidiaries from the sale, transfer or production of any raw materials from mineral properties currently being negotiated, located in India. The maximum payout that Mr. Brown can receive is $5,000,000.

During 2009, Continental Resources LTD. ("CRL"), the Company's wholly-owned subsidiary, and VISA International LTD ("VISA") entered into a settlement and mutual release agreement (the "Settlement Agreement") dated September 23, 2009. The agreement states that the parties agree to settle all outstanding disputes between themselves and reinstate the consortium agreement between CRL and VISA dated February 15, 2005 (the "Consortium Agreement"), under which VISA and CRL were to establish a corporation in the State of Orissa, India to jointly develop the Gandhamardan Bauxite Project.

In consideration for entering into the Settlement Agreement and thereby settling the claims, CRL will pay to VISA all legal expenses incurred by VISA, amounting to 4,700,000 INR ($99,640 US) for filing and contesting the proceedings filed against CRL, with 1,250,000 INR ($26,505 US) of the settlement amount (the "Initial Payment") due on September 23, 2009 (already paid during fiscal year) and the remaining sum of 3,450,000 INR ($73,135 US) of the Settlement Amount to be adjusted towards payments to be made by VISA to CRL under certain provision of the consortium agreement.

Among other things, under the Consortium Agreement CRL and VISA have agreed to incorporate a SPV in the name of VISA Aluminum Limited, whereby CRL will retain 26% of the issued and paid up equity share capital with the remaining balance of 74% of the equity share capital held by VISA. Based on the terms of the Consortium Agreement VISA has agreed to pay 74% of the pre project expenditures incurred by CRL amounting to $1,000,000 US, therefore $740,000 US of the cost will have to be borne by VISA upon (1) the signing of the Joint Venture agreement with the Orissa Mining Corporation and (2) on receipt of approval from the Government of Orissa and the Government of India to the proposed SPV.

10.      Recent accounting pronouncements

In June 2009, the FASB issued guidance no codified as ASC 105, "Generally Accepted Accounting Principles" as the single source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP, aside from those issued by the SEC, ASC 105 does not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP by providing all authoritative literature related to a particular topic in one place. The adoption of ASC 105 did not have a material impact on the Company's financial statements, but did eliminate all references to pre codification standards.

In January 2010, the FASB issued an amendment to ASC 820, "Fair Value Measurements and Disclosures", to require reporting entities to separately disclose the amounts and business rationale for significant transfers in and out of Level 1 and Level 2 fair value measurements and separately present information regarding purchase, sale, issuance, and settlement of Level 3 fair value measures on a gross basis.

Balaton Power Inc.
Notes to Consolidated Financial Statements
(Expressed in US Dollars)
(Unaudited - Prepared by Management)
For the Six Months Ended June 30, 2011 and and 2010

10.       Recent accounting pronouncements (cont'd)

This standard, for which the Company is currently assessing the impact, is effective for interim and annual reporting periods beginning after December 15, 2009 with the exception of disclosures regarding the purchase, sale, issuance, and settlement of Level 3 fair value measures which are effective for fiscal years beginning after December 15, 2010.

In February 2010, the FASB issued ASU No. 2010 09 "Subsequent Events (ASC Topic 855) "Amendments to Certain Recognition and Disclosure Requirements" (ASU No. 2010 09"). ASU No. 2010 09 requires an entity that is an SEC filer to evaluate subsequent events through the date that the financial statements are issued and removes the requirement for an SEC filer to disclose a date, in both issued and revised financial statements, through which the filer had evaluated subsequent events. The adoption of this standard did not have an impact on the Company's financial statements.

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

11.        Income taxes

The Company accounts for income taxes under ASC 740, "Income Taxes". Deferred income tax assets and liabilities are determined based upon differences between financial reporting and tax bases of assets and liabilities and are are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Income tax benefit differs from the amount that would result from applying the U.S. federal and state income tax rates to losses before income taxes.

Pursuant to ASC 740 the potential benefit of net operating loss carry forwards has not been recognized in the financial statements since the Company cannot be assured that it is more likely than not that such benefit will be utilized in future years.

The Company is subject to United States and Canadian federal and state income taxes at an approximate rate of 34%. The reconciliation of the provision for income taxes at Canadian and United States statutory rates compared to the Company's income tax benefit as reported is as follows:

	June 30, 2011	June 30, 2010
Loss before income taxes	$ (104,132)	$ (97,973)
Income tax rate	34%	34%
Income tax recovery	(35,400)	(33,310)
Valuation allowance change	35,400	33,310
Deferred income tax (recovery)	$ -	$ -

Balaton Power Inc.
Notes to Consolidated Financial Statements
(Expressed in US Dollars)
(Unaudited - Prepared by Management)
For the Six Months Ended June 30, 2011 and and 2010

11.        Income taxes (cont'd)

Future income taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The significant components of future income tax assets and liabilities are as follows:

	June 30, 2011	December 31, 2010
Total deferred tax assets	$ 1,953,106	$ 1,917,706
Valuation allowance	(1,953,106)	(1,917,706)
Net deferred tax assets	$ -	$ -
Deferred income tax (liability)	$ -	$ -

The Company has recognized a valuation allowance for the deferred tax assets for which it is more likely than not that the realization will not occur. The valuation allowance is reviewed periodically. When circumstance change and this causes a change in management's judgment about the realizeability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in current income.

The net operating loss carryforwards for income tax purposes are approximately $5,744,000 and will begin to expire in 2012.

Pursuant to Section 382 of the Internal Revenue Code, use of the Company's net operating loss carryforwards may be limited if the Company experiences a cumulative change in ownership of greater than 50% in a moving three year period. Ownership changes could impact the Company's ability to utilize net operating losses and credit carryforwards remaining at the ownership change date. The limitation will be determined by the fair market value of common stock outstanding prior to the ownership change, multiplied by the applicable federal rate. The Canadian non-capital loss carryforwards may also be limited by a change in Company ownership.

12.       Convertible debenture

The carrying value of the convertible debentures payable is as follows:

Balance, December 31, 2010 and June 30, 2011	$ 240,000
Interest accrued	18,115
$ 258,115

The Company issued convertible debentures having a total face value of US $240,000 and maturing September 29, 2012. The debentures bear simple interest of 10%, payable upon the earlier of maturity or conversion, and are convertible into units of the Company at a deemed price of $0.03 per unit, upon prior notice to the Company or 9,680,000 units. A Unit consists of one common share and one warrant exercisable to purchase one common share at $.04 per share.